AT&T WIRELESS GROUP

                        COMBINED STATEMENTS OF OPERATIONS

                              (Dollars in Millions)

                                   (Unaudited)

                                        For the Three           For the Nine
                                        Months Ended            Months Ended
                                        September 30,           September 30,
                                        2000      1999         2000      1999
REVENUE
Services revenue                      $2,509    $1,867       $6,741    $4,928
Equipment revenue                        290       182          733       562
Total revenue                          2,799     2,049        7,474     5,490

OPERATING EXPENSES
Costs of services and products         1,381      993         3,639     2,743
Selling, general and administrative      946      655         2,459     1,833
Depreciation and amortization            445      333         1,216       917
Total operating expenses               2,772    1,981         7,314     5,493

OPERATING INCOME (LOSS)                   27       68           160        (3)
Other income (expense)                    78       (4)          386       180
Interest expense                           4       32            73       102
Income before income taxes               101       32           473        75
Provision for income taxes                80       14           226        31

Net income                            $   21   $   18        $  247    $   44

Dividend requirements on preferred
stock held by AT&T, net                   42       14            88        41

Net (loss) income after preferred stock
dividends                             $  (21)  $    4         $  159   $    3

                   See Notes to Combined Financial Statements

                               AT&T WIRELESS GROUP

                             COMBINED BALANCE SHEETS

                              (Dollars in Millions)

                                                September 30,      December 31,
                                                    2000              1999
                                                 (Unaudited)
ASSETS
Cash and cash equivalents                        $     5            $     5
Accounts receivable, less allowances
  of $156 and $130                                 1,845              1,300
Note receivable from AT&T                          2,794                  -
Inventories                                          366                162
Deferred income taxes                                145                127
Prepaid expenses and other current assets             68                 34
TOTAL CURRENT ASSETS                               5,223              1,628

Property, plant and equipment, net of
  accumulated depreciation of $4,927 and $4,033    8,654              6,349

Licensing costs, net of accumulated amortization
  of $1,685 and $1,519                            10,457              8,571

Investments                                        4,918              4,502

Goodwill and other assets, net of accumulated
  amortization of $461 and $385                    3,793              2,462

TOTAL ASSETS                                     $33,045            $23,512

LIABILITIES

Accounts payable                                 $   906            $   921
Payroll and benefit-related liabilities              373                291
Debt maturing within one year                        154                154
Other current liabilities                          1,183                931
TOTAL CURRENT LIABILITIES                          2,616              2,297

Long-term debt due to AT&T                         1,800              3,400

Deferred income taxes                              3,950              3,750

Other long-term liabilities                          176                 48

TOTAL LIABILITIES                                  8,542              9,495

MINORITY INTEREST                                      1                 20

EQUITY

Preferred stock held by AT&T                       3,000              1,000
Combined equity                                   21,491             12,971
Accumulated other comprehensive income                11                 26
TOTAL EQUITY                                      24,502             13,997

TOTAL LIABILITIES AND EQUITY                     $33,045            $23,512

                   See Notes to Combined Financial Statements
                               AT&T WIRELESS GROUP

                    COMBINED STATEMENTS OF CHANGES IN EQUITY
                              (Dollars in Millions)
                                   (Unaudited)
                                                          For the Nine Months
                                                          Ended September 30,
                                                           2000        1999

PREFERRED STOCK HELD BY AT&T
  Balance at beginning of period                        $ 1,000     $ 1,000
  Preferred stock issued to AT&T                          2,000           -
Balance at end of period                                  3,000       1,000

COMBINED EQUITY
  Balance at beginning of period                         12,971      10,535
  Net income after preferred stock dividends                159           3
  Proceeds attributed from initial public offering        7,000           -
  Proceeds from shares issued for employee plans             16           -
  Transfers from AT&T, net                                1,345       2,261
Balance at end of period                                 21,491      12,799

ACCUMULATED OTHER COMPREHENSIVE INCOME
  Balance at beginning of period                             26          (3)
  Net revaluation of investments                            (15)         22
Balance at end of period                                     11          19

TOTAL EQUITY                                            $24,502     $13,818
SUMMARY OF TOTAL COMPREHENSIVE INCOME
  Net income after preferred stock dividends            $   159     $     3
  Dividend requirements on preferred stock held
    by AT&T, net                                             88          41
  Net income                                                247          44
  Net revaluation of investments (net of taxes of
    $10 and ($14))                                          (15)         22
TOTAL COMPREHENSIVE INCOME                              $   232     $    66

                   See Notes to Combined Financial Statements

                               AT&T WIRELESS GROUP

                        COMBINED STATEMENTS OF CASH FLOWS
                              (Dollars in Millions)
                                   (Unaudited)

                                                           For the Nine Months
                                                           Ended September 30,
                                                            2000         1999
Operating Activities

Net income                                                $  247       $   44
Adjustments to reconcile net income to net cash
provided by operating activities:
Gains on sale/exchange of investments                       (167)         (99)
Depreciation and amortization                              1,216          917
Deferred income taxes                                        193          (21)
Net equity earnings from investments                         (72)         (69)
Minority interests in consolidated subsidiaries              (18)         (10)
Provision for uncollectibles                                 200          137
Increase in accounts receivable                             (634)        (375)
(Increase) decrease in inventories                          (186)          84
Decrease in accounts payable                                (195)        (169)
Net change in other operating assets and liabilities         277           88
NET CASH PROVIDED BY OPERATING ACTIVITIES                    861          527

INVESTING ACTIVITIES
         Net increase in note receivable from AT&T        (2,794)           -
         Capital expenditures and other additions         (3,010)      (1,376)
         Net acquisitions of licenses                       (218)         (32)
Equity investment distributions and sales                    319          178
Equity investment contributions and purchases               (122)        (172)
Net (acquisitions) dispositions of businesses
  including cash acquired                                 (3,168)         244
NET CASH USED IN INVESTING ACTIVITIES                     (8,993)      (1,158)

Financing Activities

Increase in short-term borrowings                              -           48
Increase in long-term debt due to AT&T                       400          700
Proceeds attributed from initial public offering           7,000            -
Proceeds from shares issued for employee plans                16            -
Dividend requirements on preferred stock, net                (88)         (41)
Transfers from (to) AT&T, net                                806          (71)
Other financing activities, net                               (2)         (16)
NET CASH PROVIDED BY FINANCING ACTIVITIES                  8,132          620

Net decrease in cash and cash equivalents                      -          (11)

Cash and cash equivalents at beginning of period               5           27

Cash and cash equivalents at end of period                $    5       $   16

                   See Notes to Combined Financial Statements

                               AT&T WIRELESS GROUP
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                              (Dollars in Millions)
                                   (Unaudited)

(a)      BACKGROUND AND BASIS OF PRESENTATION

Background

On April 27, 2000, AT&T completed an initial public offering of 15.6%, or 360 million shares, of the AT&T Wireless Group tracking stock at an initial public offering price of $29.50 per share. This stock is designed to track the performance of AT&T's wireless services businesses. The AT&T Wireless Group tracking stock issued in the initial public offering reflected only a portion of the economic interest of the AT&T Wireless Group. AT&T retained the remaining interest in the economic performance of the AT&T Wireless Group in the form of an inter-group interest which represented an 84.4% interest as of the date of the initial public offering and at September 30, 2000. See note (f) for additional information on the exchange and distribution of the remaining interest held by AT&T.

Basis of Presentation

The AT&T Wireless Group is a fully integrated business unit of AT&T. There are differences between the results reported for the AT&T Wireless Group and the AT&T wireless segment results reported by AT&T, for periods prior to the initial public offering. The AT&T Wireless Group includes the results of its mobility and fixed wireless businesses, as well as its international operations, which primarily include the earnings or losses associated with equity interests in international wireless communications ventures and partnerships. The combined financial statements reflect the results of operations, financial position, changes in equity and cash flows of the AT&T Wireless Group as if it were a separate entity for all periods presented. The financial information included herein may not necessarily reflect the combined results of operations, financial position, changes in equity and cash flows of the AT&T Wireless Group had it been a separate, stand-alone entity during the periods presented. Additionally, the combined results for the interim periods presented are not necessarily indicative of results for the full year. The combined financial statements of the AT&T Wireless Group should be read in conjunction with AT&T's registration statement filed on Form S-3 dated February 2, 2000, including the prospectus filed on April 27, 2000, related to the initial public offering of the AT&T Wireless Group tracking stock. In addition, these combined financial statements should be read in conjunction with AT&T's Form 10-K for the year ended December 31, 1999 and AT&T's Form 10-Q for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000.

The combined financial statements of the AT&T Wireless Group conform to generally accepted accounting principles. The combined financial statements reflect the assets, liabilities, revenue and expenses directly attributable to the AT&T Wireless Group, as well as allocations deemed reasonable by management, to present the results of operations, financial position and cash flows of the AT&T Wireless Group on a stand-alone basis. The allocation methodologies have been described within the notes to the combined financial statements where appropriate.

The initial public offering of the AT&T Wireless Group tracking stock resulted in net proceeds to AT&T, after deducting underwriter's discount and related fees and expenses, of $10.3 billion. AT&T attributed $7.0 billion of the net proceeds to the AT&T Wireless Group in the form of an intercompany note receivable which is included in the accompanying combined balance sheet as of September 30, 2000, as "Note receivable from AT&T". Changes in the note receivable reflect transfers between the AT&T Wireless Group and AT&T subsequent to the initial public offering, primarily to fund acquisitions and capital expansion. Interest on the note receivable is calculated based upon the average daily balance outstanding at a rate equal to the one month London InterBank Offered Rate (LIBOR) minus 6 basis points, a rate designed to be equivalent to the rate the AT&T Wireless Group would receive if it were a stand-alone entity.

Prior to the initial public offering, the capital structure of the AT&T Wireless Group had been assumed based upon AT&T's historical capital ratio adjusted for certain items. This resulted in $3.4 billion in intercompany indebtedness at December 31, 1999, paying annual interest at 7.25%. In addition, as of December 31, 1999, the AT&T Wireless Group had issued and outstanding, $1.0 billion of 9% cumulative preferred stock to AT&T that, subject to the approval of the AT&T Wireless Group capital stock committee, is redeemable at the option of AT&T. On May 1, 2000, following the initial public offering of the AT&T Wireless Group tracking stock, $2.0 billion of the AT&T Wireless Group's outstanding intercompany indebtedness to AT&T was recapitalized into an additional $2.0 billion of 9% cumulative preferred stock. In conjunction with the recapitalization, the remaining long term debt due to AT&T of $1.8 billion was recapitalized to be 10 year term debt that bears interest at a fixed rate of 8.1% per annum. The interest rate is designed to be substantially equivalent to the interest rate that the AT&T Wireless Group would be able to obtain from third parties, including the public markets, as a non-affiliate of AT&T without the benefit of any guaranty by AT&T.

Changes in combined equity prior to the initial public offering represented net transfers to or from AT&T, after giving effect to the net income or loss of the AT&T Wireless Group during the period, and were assumed to be settled in cash. AT&T's capital contributions for purchase business combinations and initial investments in joint ventures and partnerships which AT&T attributed to the AT&T Wireless Group have been treated as noncash transactions prior to the initial public offering.

(b)      RECENT ACCOUNTING PRONOUNCEMENTS

In December  1999, the  Securities  and Exchange  Commission  (SEC) issued Staff
Accounting   Bulletin   (SAB)  No.  101,   "Revenue   Recognition  in  Financial
Statements". SAB No. 101 provides guidance on revenue recognition, including service activation fees, and certain related costs, which requires adoption by the end of fiscal year 2000. Management does not expect the adoption of SAB No. 101 to have a material impact on the AT&T Wireless Group's results of operations, financial position or cash flows.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". Among other provisions, it requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains and losses resulting from changes in the fair values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The effective date of this standard was delayed via the issuance of SFAS No. 137. The effective date for SFAS No. 133 is now for fiscal years beginning after June 15, 2000, though earlier adoption is encouraged and retroactive application is prohibited. For the AT&T Wireless Group, this means that the standard must be adopted no later than January 1, 2001. Based on the types of contracts we currently have, management does not expect the adoption of this standard will have a material impact on the AT&T Wireless Group's results of operations, financial position or cash flows.

In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" as an amendment to SFAS No. 133. This statement provides clarification with regard to certain implementation issues under SFAS No. 133 on specific types of hedges. Based on the types of contracts we currently have, management does not expect this statement to have a material impact on the AT&T Wireless Group's results of operations, financial position or cash flows.

(c)      ACQUISITIONS AND DIVESTITURES

In November 1998, the AT&T Wireless Group and BellSouth combined their jointly owned cellular properties in Los Angeles, Houston and Galveston, plus cash, to form AB Cellular Holding, LLC (AB Cellular), which continues to own, control and supervise all three properties. The AT&T Wireless Group holds a 55.62% equity interest in AB Cellular, however, holds a 50% voting interest, therefore, this investment is accounted for under the equity method. Pursuant to the AB Cellular Limited Liability Company Agreement, there are redemption provisions that allow BellSouth, during the 30-day period commencing December 13, 2000, to alter the ownership structure of AB Cellular pursuant to one of three options. The AT&T Wireless Group has similar rights that commence December 13, 2001. Public documents filed by BellSouth, reflect that BellSouth anticipates selecting the structure that would result in AB Cellular redeeming the AT&T Wireless Group's interest in AB Cellular in consideration of 100% of the net assets of the Los Angeles property. If this option is selected, the AT&T Wireless Group anticipates that it will recognize a significant gain on the redemption of its interest in AB Cellular and is currently assessing the impact to its financial statements as a result of the consolidation of the Los Angeles property.

On September 29, 2000, AT&T Wireless Group signed an agreement to exercise its options to purchase additional shares of stock in its 14% equity investment in Taiwan, Far EasTone Telecommunications, ltd. The number of shares received and the total exercise price are dependent on the number of options exercised by all optionees, however the maximum commitment for the AT&T Wireless Group is not expected to exceed $250 or to increase the AT&T Wireless Group's ownership interest above 30%. The transaction is expected to close during the fourth quarter of 2000.

On June 19, 2000, the AT&T Wireless Group announced that it had signed definitive agreements to acquire wireless systems in the San Francisco Bay Area, San Diego and Houston for $3.3 billion in cash. On September 29, 2000, the AT&T Wireless Group completed the acquisition of the wireless system in San Diego, for approximately $500 in cash. On June 29, 2000, the AT&T Wireless Group completed the acquisition of Vodafone Airtouch plc's 50% partnership interest in CMT Partners (the Bay Area Properties), which holds a controlling interest in five Bay Area markets including San Francisco and San Jose, for approximately $1.8 billion in cash, thereby giving the AT&T Wireless Group a 100% ownership interest in this partnership. These transactions were recorded under the purchase method of accounting. The excess of aggregate purchase price over the fair value of net tangible assets acquired, based on preliminary allocations, totaled $2,094 and has been assigned to licensing costs, goodwill and other intangible assets and is being amortized over periods of five to 40 years. This allocation includes adjustments made during the third quarter of 2000, related to valuation adjustments for the Bay Area Properties. We may make refinements to the allocations of the purchase prices in future periods as the related fair value appraisals of certain assets and liabilities are finalized. Prior to consummation of this transaction, the AT&T Wireless Group's 50% ownership interest in CMT Partners was accounted for as an equity investment. Accordingly, as a result of the transaction, $190 was reclassified from investments to goodwill on the accompanying combined balance sheet. The transaction related to the Houston wireless system has been approved by the boards of directors of AT&T and the selling entity, however, is subject to certain federal regulatory approvals, which the AT&T Wireless Group expects will result in ownership adjustments in an existing Houston market. This transaction is expected to close during the fourth quarter of 2000.

On June 1, 2000, the AT&T Wireless Group completed its acquisition of the assets of Wireless One Network, L.P., for approximately $850 in cash, acquiring wireless systems in northwest and southwest Florida. The transaction was recorded under the purchase method of accounting. Accordingly, the operating results of Wireless One Network, L.P., have been included in the accompanying combined financial statements since the date of acquisition. The excess of aggregate purchase price over the fair value of net tangible assets acquired, based on a preliminary allocation, totaled $792 and has been assigned to licensing costs, goodwill and other intangible assets and is being amortized over periods of five to 40 years. We may make refinements to the allocation of the purchase price in future periods as the related fair value appraisals of certain assets and liabilities are finalized.

On February 28, 2000, AT&T and Dobson Communications Corporation (Dobson) acquired American Cellular Corporation, through a joint venture, for approximately $2.4 billion. AT&T contributed its interest in the joint venture to the AT&T Wireless Group as of the date of the acquisition. The acquisition was funded with non-recourse bank debt by the joint venture and cash equity contributions of approximately $400 from each of the two partners. Dobson is responsible for day-to-day management of the joint venture, which is equally owned and jointly controlled by Dobson and the AT&T Wireless Group. Accordingly, this investment is accounted for as an equity method investment in the accompanying combined financial statements.

In June 2000, the AT&T Wireless Group sold its interest in two equity investments for cash resulting in pretax gains of approximately $141.

(d)      COMMITMENTS

In the normal course of business, the AT&T Wireless Group is subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, the AT&T Wireless Group is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at September 30, 2000. The AT&T Wireless Group also makes routine filings with the Federal Communications Commission and the state regulatory authorities. These matters could affect the operating results of any one quarter when resolved in future periods. However, the AT&T Wireless Group believes that after final disposition any monetary liability or financial impact beyond that provided for as of September 30, 2000, would not be material to the combined financial statements.

The AT&T Wireless Group has a commitment to purchase handsets totaling $132 at September 30, 2000.

The AT&T Wireless Group has agreements with other wireless carriers regarding subscriber activity on other carriers' wireless systems. These agreements establish general terms and charges for system usage, and in some cases also establish minimum usage requirements.

The AT&T Wireless Group also has various other purchase commitments for materials, supplies and other items incidental to the ordinary course of business which are not significant individually, nor in the aggregate.

(e)      RELATED PARTY TRANSACTIONS

As discussed in Note (a), AT&T has provided necessary working capital requirements to the AT&T Wireless Group through an attribution of a portion of the initial public offering proceeds, intercompany debt and preferred stock, as well as capital contributions prior to the initial public offering. These amounts are reflected in the accompanying combined balance sheets as "Note receivable from AT&T", "Long-term debt due to AT&T" and "Preferred stock held by AT&T".

Intercompany interest income on the note receivable from AT&T for the three and nine months ended September 30, 2000, totaled $60 and $127, respectively. The intercompany interest income was determined based upon the methodology described in Note (a) and is included within other income (expense) in the accompanying combined statements of operations.

Intercompany debt and interest expense was assumed based upon the methodology discussed in Note (a). Intercompany debt was $1,800 and $3,400 at September 30, 2000 and December 31, 1999, respectively. Intercompany interest expense was $37 and $52 for the three months ended September 30, 2000, and 1999, respectively, of which $36 and $22, respectively, was capitalized. Intercompany interest expense was $158 and $155 for the nine months ended September 30, 2000 and 1999, respectively, of which $94 and $59, respectively, was capitalized. As of September 30, 2000, $37 of intercompany interest payable was included within other current liabilities on the accompanying combined balance sheet.

The 9% cumulative preferred stock was $3.0 billion as of September 30, 2000, and $1.0 billion as of December 31, 1999. Dividend requirements were $42 and $14 for the three months ended September 30, 2000 and 1999, respectively, and $88 and $41 for the nine months ended September 30, 2000 and 1999, respectively.

The AT&T Wireless Group purchases long distance and other network-related services from AT&T at market-based prices. For the three months ended September 30, 2000 and 1999, these amounts totaled $63 and $39, respectively. For the nine months ended September 30, 2000 and 1999, these amounts totaled $179 and $111, respectively. These amounts are reflected within costs of services and products in the accompanying combined statements of operations.

AT&T has allocated general corporate overhead expenses, including finance, legal, marketing, use of the AT&T brand, planning and strategy and human resources to the AT&T Wireless Group, as well as costs for AT&T employees who directly support the AT&T Wireless Group, amounting to $15 and $10 for the three months ended September 30, 2000 and 1999, respectively, and $41 and $30 for the nine months ended September 30, 2000 and 1999, respectively. These amounts are included within selling, general and administrative expenses in the accompanying combined statements of operations.

Also included in selling, general and administrative expenses are charges paid to AT&T related to the AT&T Wireless Group's direct sales force who were employees of AT&T, as well as commissions and marketing support costs reimbursed to AT&T for costs incurred to acquire customers on our behalf. Effective April 1, 2000, the aforementioned sales force became employees of the AT&T Wireless Group. These charges amounted to $52 for the three months ended September 30, 1999, and $67 and $156 for the nine months ended September 30, 2000 and 1999, respectively.

The AT&T Wireless Group purchases their administrative telephone services from AT&T. These amounts are included within selling, general and administrative expenses and totaled $27 and $19 for the three months ended September 30, 2000 and 1999, respectively, and $75 and $50 for the nine months ended September 30, 2000 and 1999, respectively.

The AT&T Wireless Group sells receivables to AT&T for wireless customers whose wireless charges are combined ("bundled") with their long distance charges into one bill. Accounts receivable in the accompanying combined balance sheets included $85, as of September 30, 2000, and $83, as of December 31, 1999, associated with receivables from AT&T for these bundled customers. Selling, general and administrative expenses included $9 for both the three months ended September 30, 2000 and 1999, respectively, and costs of services and products included $9 and $4 for the three months ended September 30, 2000 and 1999, respectively, for the billing and collection fees charged by AT&T. Selling, general and administrative expenses included $29 and $25 for the nine months ended September 30, 2000 and 1999, respectively, and costs of services and products included $28 and $20 for the nine months ended September 30, 2000 and 1999, respectively, for the billing and collection fees charged by AT&T.

The AT&T Wireless Group utilizes the AT&T remittance processing organization to process customer payments into AT&T's lockbox. The AT&T Wireless Group paid $6 and $8, to AT&T for reimbursement of its costs associated with these services for the three months ended September 30, 2000 and 1999, respectively. The AT&T Wireless Group paid $16, to AT&T for reimbursement of its costs associated with these services for each of the nine months ended September 30, 2000 and 1999.

The AT&T Wireless Group incurs various operating expenses on behalf of LA Cellular, which the AT&T Wireless Group owns through its equity interest in AB Cellular, which are reimbursed to the AT&T Wireless Group. Accounts receivable, on the accompanying combined balance sheet, includes $167 related to these receivables at September 30, 2000.

(f)      SUBSEQUENT EVENTS

On November 13, 2000, TeleCorp PCS, Inc. (Telecorp) completed its merger agreement with Tritel, Inc., as part of a stock transaction. Pursuant to the terms of the agreement, each company merged with a separate newly formed subsidiary of a new holding company named TeleCorp PCS, Inc., upon consummation of the transaction. Prior to the merger, the AT&T Wireless Group held equity interests in each of TeleCorp and Tritel which were both affiliates of the AT&T Wireless Group. In connection with the merger, the AT&T Wireless Group contributed to TeleCorp PCS, Inc., rights to acquire additional wireless licenses in Wisconsin and Iowa, paid approximately $20 in cash and extended the term of its brand license agreement through July 2005, in exchange for approximately 9.3 million common shares in the newly combined company. This transaction will bring the AT&T Wireless Group's equity stake in the combined company to approximately 23%, assuming the conversion of all currently convertible preferred stock to common stock. In a separate transaction with TeleCorp, the AT&T Wireless Group completed an exchange of certain wireless licenses and rights to acquire licenses in the Wisconsin and Iowa markets, as well as made a cash payment of approximately $80. In return, the AT&T Wireless Group received TeleCorp's PCS licenses and wireless systems in several New England markets. The AT&T Wireless Group anticipates it will recognize a significant gain on the transactions.

On October 25, 2000, AT&T announced its intention to dispose of its remaining interest in the AT&T Wireless Group tracking stock, which has been approved by AT&T's Board of Directors. AT&T intends to offer AT&T common shareowners the opportunity to exchange AT&T common stock for AT&T Wireless Group tracking stock. AT&T plans to distribute its remaining interest in the AT&T Wireless group tracking stock to AT&T common shareowners in 2001. Upon completion of the exchange offer and distribution, AT&T intends to convert the AT&T Wireless Group tracking stock into an asset-based AT&T Wireless common stock and distribute to its shareowners.

On October 2, 2000, the AT&T Wireless Group completed its acquisition of several equity interests in international ventures acquired by AT&T as a result of its acquisition of MediaOne in June 2000. The AT&T Wireless Group acquired these interests from AT&T for approximately $1 billion in cash, which was determined based upon a third party valuation. Additionally, the AT&T Wireless Group assumed deferred tax liabilities totaling approximately $220 which were transferred from AT&T.

On October 2, 2000, the AT&T Wireless Group completed its acquisition of a wireless system in Indianapolis for approximately $530 in cash. The transaction was recorded under the purchase method of accounting.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

On April 27, 2000, AT&T completed an initial public offering of 15.6%, or 360 million shares, of the AT&T Wireless Group tracking stock at an initial public offering price of $29.50 per share. This stock is designed to track the performance of AT&T's wireless services businesses. The AT&T Wireless Group tracking stock issued in the initial public offering reflected only a portion of the economic interest of the AT&T Wireless Group. AT&T retained the remaining interest in the economic performance of the AT&T Wireless Group in the form of an inter-group interest which represented an 84.4% interest as of the date of the initial public offering and at September 30, 2000. The results included herein represent the AT&T Wireless Group in its entirety for all periods presented. For the portion of the AT&T Wireless Group's results attributed to the public shareholders, see AT&T's Form 10-Q.

On October 25, 2000, AT&T announced its intention to dispose of its remaining interest in the AT&T Wireless Group tracking stock, which has been approved by AT&T's Board of Directors. AT&T intends to offer AT&T common shareowners the opportunity to exchange AT&T common stock for AT&T Wireless Group tracking stock. AT&T plans to distribute its remaining interest in the AT&T Wireless group tracking stock to AT&T common shareowners in 2001. Upon completion of the exchange offer and distribution, AT&T intends to convert the AT&T Wireless Group tracking stock into an asset-based AT&T Wireless common stock and distribute to its shareowners.

The AT&T Wireless Group is a fully integrated business unit of AT&T. The AT&T Wireless Group includes the results of its mobility and fixed wireless businesses, as well as its international operations, which primarily include the earnings or losses associated with equity interests in international wireless communications ventures and partnerships.

On September 29, 2000, the AT&T Wireless group completed the acquisition of a wireless system in San Diego, which covers a population base of 3 million potential customers. Also, during the third quarter, the AT&T Wireless Group completed its acquisition of a wireless system on the Big Island of Hawaii. Combined, these two markets served more than 180 thousand subscribers as of September 30, 2000. In June 2000, the AT&T Wireless Group closed the acquisition of the remaining 50% partnership interest it previously did not own in CMT Partners (Bay Area Properties). The Bay Area Properties cover a population base exceeding 7 million potential customers and, as of the acquisition date, served nearly 1 million subscribers. The acquisition of the wireless systems in San Diego and the Bay Area was announced in conjunction with the signing of an agreement to purchase a wireless system in Houston, which is expected to close during the fourth quarter of 2000. Also in June, the AT&T Wireless Group completed its acquisition of Wireless One Network, L.P. (Wireless One). Wireless One owns and operates wireless systems in northwest and southwest Florida covering a population base of 1.6 million potential customers and had approximately 190 thousand subscribers as of the acquisition date. In February 2000, AT&T and Dobson Communications Corporation, through a joint venture, acquired American Cellular Corporation. AT&T contributed its interest in the joint venture to the AT&T Wireless Group as of the date of the acquisition. This acquisition increased the AT&T Wireless Group's coverage in New York State and several mid-west markets by adding approximately 450 thousand subscribers as of the acquisition date.

FORWARD-LOOKING STATEMENTS

Except for the historical statements and discussions contained herein, statements herein constitute "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation, statements concerning future business prospects, revenue, operating performance, working capital, liquidity, capital needs, and general industry growth rates and the AT&T Wireless Group's performance relative thereto. These forward-looking statements rely on a number of assumptions concerning future events, including the AT&T Wireless Group's ability to achieve a significant market penetration in new markets. These forward-looking statements are subject to a number of uncertainties and other factors, many of which are outside the AT&T Wireless Group's control, that could cause actual results to differ materially from such statements. The AT&T Wireless Group disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

COMBINED RESULTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED WITH THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999

Revenue

Total revenue includes wireless voice and data services, the sale of handsets and accessories, and revenue associated with the aviation communications and fixed wireless operations. The AT&T Wireless Group records revenue as services are provided or when the product is sold. Services revenue primarily includes monthly recurring charges, airtime and toll usage charges, and roaming charges billed to subscribers for usage outside of the AT&T Wireless Group network as well as charges billed to other wireless providers for roaming on the AT&T Wireless Group network.

Total revenue increased 36.6% to $2,799 million, and increased 36.2% to $7,474 million for the three and nine months ended September 30, 2000, respectively, compared with the respective prior year periods. The AT&T Wireless Group's results include the revenue associated with the Bay Area Properties since June 29, 2000, and Vanguard Cellular Systems, Inc. (Vanguard Cellular) since its acquisition on May 3, 1999. Total revenue increased 29.7% for the nine months ended September 30, 2000, compared with the same period for 1999, adjusted to exclude the Bay Area Properties for the three months ended September 30, 2000, and to exclude Vanguard Cellular for the period January 2000 to April 2000, to correlate results with 1999, due to the May 1999 acquisition.

The revenue increases for both the three and nine months ended September 30, 2000, were primarily due to growth in our mobility business revenue, driven by strong consolidated subscriber growth. Additionally, an increase in average monthly revenue per user (ARPU) for the nine months ended September 30, 2000, compared with the respective prior year period, contributed to the year-to-date revenue growth. AT&T Digital One Rate service, including additional calling plans introduced in August 2000 as well as the AT&T Regional and Digital advantage plans announced during the second quarter of 2000, continues to contribute to growth in subscribers as well as an increase in ARPU.

Services revenue for the three months ended September 30, 2000, was $2,509 million, an increase of $642 million, or 34.3%, compared with the respective period in 1999. Services revenue for the nine months ended September 30, 2000, was $6,741 million, an increase of $1,813 million, or 36.8%, compared with the respective period in 1999.

As of September 30, 2000, the AT&T Wireless Group had over 12.6 million consolidated subscribers, an increase of 38.4%, compared with the prior year, of which 87.5% were digital subscribers, up from 73.5% as of September 30, 1999. Included in these figures were over 180 thousand subscribers from our acquisitions of the San Diego and Hawaii wireless systems during the third quarter of 2000, nearly 1 million subscribers from our acquisition of the Bay Area Properties in June 2000 (which were previously reported as partnership subscribers) and approximately 190 thousand subscribers from our acquisition of Wireless One in June 2000. Net consolidated wireless subscriber additions in the third quarter totaled 750 thousand, a 195.1% increase over the prior year quarter. AT&T Wireless Group's average monthly churn rate in the third quarter of 2000 was 2.9% compared with 2.6% in the third quarter of 1999. The AT&T Wireless Group's average monthly churn for the nine months ended September 30, 2000, was 2.8% compared with 2.6% in the respective period in 1999. Total subscribers, including partnership markets in which the AT&T Wireless Group does not own a controlling interest, were nearly 15 million at the end of the third quarter of 2000, a 26.2% increase over the prior year quarter. Ending total subscribers included approximately 450 thousand subscribers associated with the AT&T Wireless Group's acquisition of American Cellular in February 2000.

The AT&T Wireless Group's ARPU for the three months ended September 30, 2000, was $68.5, an increase of $0.3, or 0.4%, compared with the same period in 1999, and for the nine months ended September 30, 2000, ARPU was $69.1, an increase of $3.7, or 5.7%, compared with the same period in 1999. The increase was primarily due to increased minutes of use per subscriber, driven in part by the continued success of AT&T Digital One Rate service. The AT&T Wireless Group's ARPU remained significantly higher than the wireless industry average during the three and nine months ended September 30, 2000, excluding the AT&T Wireless Group.

Equipment revenue for the three months ended September 30, 2000, was $290 million, an increase of $108 million, or 59.9%, compared with the same period in 1999. Equipment revenue for the nine months ended September 30, 2000, was $733 million, an increase of $171 million, or 30.6%, compared with the same period in 1999. These increases were primarily due to 85.5% and 47.4% increases in gross consolidated subscriber additions in the three and nine months ended September 30, 2000, respectively, compared with the same periods in 1999. As an integral part of the wireless service offering, the AT&T Wireless Group supplies to its subscribers a selection of handsets at competitive prices, which are generally offered at or below cost.

Costs of services and products

Costs of services and products include the costs to place calls over the network (including the costs to operate and maintain the AT&T Wireless Group's network as well as roaming costs paid to other wireless providers), the costs of handsets and accessories provided to the AT&T Wireless Group's customers and the charges paid to connect calls on other networks, including those of AT&T.

Costs of services and products for the three and nine months ended September 30, 2000, were $1,381 million and $3,639 million, respectively. This was an increase of $388 million, or 39.2%, for the three months ended September 30, 2000, and $896 million, or 32.7%, for the nine months ended September 30, 2000, compared with the same periods in 1999. These increases were due primarily to increases in the handsets provided to subscribers which were attributable to the increase in gross subscriber additions. Additionally, growth in the subscriber base and increased minutes of use per subscriber resulted in an increase in the access and other connection charges paid to connect calls on other networks, including AT&T, as well as the costs to maintain the AT&T Wireless Group's network.

Roaming expenses decreased 12.5% and 3.0% for the three and nine months ended September 30, 2000, respectively, compared with the same periods for 1999, despite continued growth in off-network roaming minutes. The decrease in roaming expenses was driven primarily by a significant decrease in the roaming rate per minute of usage, as well as initiatives to aggressively migrate more minutes onto the AT&T Wireless Group's network.

Selling, general and administrative

Selling, general and administrative (SG&A) expenses for the three and nine months ended September 30, 2000, were $946 million and $2,459 million, respectively, compared with $655 million and $1,833 million for the three and nine months ended September 30, 1999. These increases were largely attributable to higher marketing and selling costs, primarily advertising and commissions, associated with the increase in gross consolidated subscriber additions for the three and nine months ended September 30, 2000, compared to the respective periods in 1999. Cost per gross subscriber addition (CPGA), which includes the cost of handset subsidies recorded in costs of services and products in the accompanying combined statement of operations, was $359 and $357 for the three and nine months ended September 30, 2000, compared with $369 and $353 for the three and nine months ended September 30, 1999. In addition, growth in the wireless customer base resulted in an increase in information technology and customer care related expenses.

Depreciation and amortization

Depreciation and amortization expenses for the three months ended September 30, 2000, were $445 million, an increase of $112 million, or 33.4%, compared with the third quarter of 1999. Depreciation and amortization expenses for the nine months ended September 30, 2000, were $1,216 million, an increase of $299 million, or 32.5%, compared with the first nine months of 1999. These increases primarily resulted from the growth in the AT&T Wireless Group's depreciable asset base resulting from capital expenditures to increase the capacity of the network and improve call quality. Additionally, amortization expense increased for the nine months ended September 30, 2000, as a result of the 1999 acquisitions of Vanguard Cellular and Honolulu Cellular, and the acquisitions of the Bay Area Properties and Wireless One in 2000. Total capital expenditures were $920 million and $3,043 million for the three and nine months ended September 30, 2000, respectively.

Other income (expense)

Other income (expense) primarily includes gains or losses on sales or exchanges of assets, net equity earnings from investments, intercompany interest income on the note receivable from AT&T, and minority interests in consolidated subsidiaries. Other income (expense) for the three and nine months ended September 30, 2000, was $78 million and $386 million, respectively. Other income (expense) for the three and nine months ended September 30, 1999, was expense of $4 million and income of $180 million, respectively. The increase for the three months ended September 30, 2000 was due primarily to intercompany interest income on the note receivable from AT&T. The increase for the nine months ended September 30, 2000, was due primarily to intercompany interest income on the note receivable from AT&T, as well as higher gains on the sales of assets.

Interest expense

Interest expense consists primarily of interest on intercompany debt due to AT&T less interest expense capitalized. Interest expense for the third quarter of 2000, was $4 million, a decrease of $28 million, or 88.5%, compared with the third quarter of 1999. Interest expense for the first nine months of 2000 was

$73 million, a decrease of $29 million, or 28.4%, compared with the first nine months of 1999. The decrease for the third quarter of 2000, compared with the third quarter of 1999, was due to higher levels of capitalized interest as a result of increased capital expenditures, as well as lower levels of average outstanding debt due to AT&T. The decrease in the average outstanding debt due to AT&T was attributable to the recapitalization of $2.0 billion of long term debt due to AT&T into 9% cumulative preferred stock subsequent to the initial public offering of the AT&T Wireless Group tracking stock. These decreases were partially offset by a higher rate of interest charged on the intercompany debt in the third quarter of 2000 versus the prior year quarter. For the nine months ended September 30, 2000, the decrease in interest expense was due to decreased levels of outstanding debt, as well as increased capitalized interest, partially offset by a higher interest rate.

Provision for income taxes

The provision for income taxes for the three and nine months ended September 30, 2000, was $80 million and $226 million, respectively, compared with $14 million and $31 million for the same periods in 1999, respectively. The increases for both the three and nine month periods were due to higher income before taxes and higher effective tax rates. The effective income tax rates for the three and nine month periods ended September 30, 2000 were 78.9% and 47.8%, respectively, compared with 49.3% and 41.2%, for the same periods in 1999, respectively. The effective income tax rate for the three months ended September 30, 2000, was impacted by the increase in the estimated annual effective tax rate. The annual estimated effective income tax rate of 47.8% increased from the estimated rate of 39.3% as of June 30, 2000. The annual estimated effective income tax rate was impacted by acquisitions closed during the quarter as well as foreign equity investments. The effective income tax rate for each of the 1999 periods presented was impacted by the benefit from a change in the valuation allowance and other estimates, offset by unutilized foreign equity losses and amortization of intangibles.

Dividend requirements on preferred stock held by AT&T

At September 30, 2000, and December 31, 1999, the AT&T Wireless Group had outstanding, $3.0 billion and $1.0 billion, respectively, of preferred stock held by AT&T that pays dividends at 9% per annum. Intercompany indebtedness of $2.0 billion was recapitalized into an additional $2.0 billion of 9% cumulative preferred stock following the initial public offering. Dividend requirements on this preferred stock for the three and nine months ended September 30, 2000, were $42 million and $88 million, respectively, and for the corresponding periods in 1999 were $14 million and $41 million, respectively, net of amounts recorded in accordance with the tax sharing agreement.

LIQUIDITY AND CAPITAL RESOURCES

The continued expansion of the AT&T Wireless Group's network, footprint and service offerings, and the marketing and distribution of its products and services, will continue to require substantial capital. The AT&T Wireless Group has funded its operations by initial public offering proceeds attributed from AT&T, intercompany borrowings from AT&T and internally generated funds, as well as capital contributions from AT&T prior to the initial public offering. Capital contributions from AT&T prior to the initial public offering included acquisitions made by AT&T that have been attributed to the AT&T Wireless Group. Noncash capital contributions from AT&T to the AT&T Wireless Group related to acquisitions and initial investments funded by AT&T totaled $539 million and $2,332 million for the nine months ended September 30, 2000 and 1999, respectively.

The initial public offering of the AT&T Wireless Group tracking stock resulted in net proceeds to AT&T after deducting underwriter's discount and related fees and expenses of $10.3 billion. AT&T attributed $7.0 billion of the net proceeds to the AT&T Wireless Group in the form of an intercompany note receivable. Net transfers to and from the AT&T Wireless Group and AT&T subsequent to the initial public offering are reflected as changes in the intercompany note receivable. After the attributed $7.0 billion of initial public offering proceeds are fully utilized, AT&T may issue short term floating rate debt to the AT&T Wireless Group. In addition, AT&T is considering a debt offering by the AT&T Wireless Group.

On May 1, 2000, following the initial public offering, the AT&T Wireless Group recapitalized $2.0 billion of outstanding intercompany indebtedness to AT&T into an additional $2.0 billion of 9% cumulative preferred stock held by AT&T. In conjunction with the recapitalization, the AT&T Wireless Group's long term debt due to AT&T was recapitalized to be 10 year term debt that bears interest at a fixed rate of 8.1% per annum.

Financing activities for the AT&T Wireless Group are managed by AT&T on a centralized basis and are subject to the review of the AT&T Wireless Group capital stock committee. Sources for the AT&T Wireless Group's future financing requirements may include the issuance of additional AT&T Wireless Group tracking stock and the borrowing of funds, including short term floating rate debt from AT&T and/or third-party debt. Loans from AT&T to any member of the AT&T Wireless Group will be made at interest rates and on other terms and conditions designed to be substantially equivalent to the interest rates and other terms and conditions that the AT&T Wireless Group would be able to obtain from third parties, including the public markets, as a non-affiliate of AT&T without the benefit of any guaranty by AT&T. This policy contemplates that these loans will be made on the basis set forth above regardless of the interest rates and other terms and conditions on which AT&T may have acquired the funds. If, however, AT&T incurs any fees or charges in order to keep available funds for use by the AT&T Wireless Group, those fees or charges will be allocated to the AT&T Wireless Group.

Net cash provided by operating activities for the nine months ended September 30, 2000, was $861 million, compared with $527 million for the same period in 1999. The increase in cash provided by operating activities was primarily due to an increase in operating income excluding depreciation and amortization, resulting from revenue growth and expense leveraging, an increase in deferred income taxes, and an increase in other operating and payroll related liabilities, partially offset by increases in inventories and accounts receivable. Net cash used in investing activities for the nine months ended September 30, 2000, was $8,993 million, compared with $1,158 million for the nine months ended September 30, 1999. The increase was due primarily to the issuance of a note receivable from AT&T, acquisitions of the Bay Area Properties, Wireless One, and the San Diego property, and higher capital expenditures to upgrade and increase network capacity in existing markets as well as to expand the national footprint. Net cash provided by financing activities for the nine months ended September 30, 2000, was $8,132 million, compared with $620 million for the nine months September 30, 1999. The increase was primarily due to proceeds attributed from the initial public offering of the AT&T Wireless Group tracking stock and increased transfers from AT&T prior to the initial public offering to fund acquisitions and higher capital expenditures.

EBITDA, excluding other income, is the primary measure used by the chief operating decision-makers to measure our ability to generate cash flow. EBITDA, excluding other income, defined as operating income plus depreciation and amortization, may or may not be consistent with the calculation of EBITDA for other public companies and should not be viewed by investors as an alternative to generally accepted accounting principles, measures of performance or to cash flows from operating, investing and financing activities as a measure of liquidity.

EBITDA, excluding other income, for the three and nine months ended September 30, 2000, was $472 million and $1,376 million, respectively, compared with $401 million and $914 million for the same periods in 1999. The increases were primarily the result of revenue growth and lower off-network roaming expenses. These improvements were partially offset by increased customer acquisition costs associated with the increase in gross subscriber additions, increased network costs attributable to the growth in subscribers and their minutes of use, and increased information technology costs to support growth in the subscriber base.

For our mobility business, EBITDA, excluding other income, for the three and nine months ended September 30, 2000, was $522 million and $1,503 million, respectively, compared with $421 million and $973 million for the same periods in 1999.

For our fixed wireless business, EBITDA, excluding other income, for the three and nine months ended September 30, 2000, were deficits of $49 million and $123 million, respectively, compared with deficits of $17 million and $49 million for the same periods in 1999.

EBITDA, excluding other income, margins were 16.8% and 18.4% for the third quarter and first nine months of 2000, respectively, compared with 19.6% and 16.6% for the third quarter and first nine months of 1999, respectively. The decline in EBITDA, excluding other income, margins for the third quarter of 2000, compared to the third quarter of 1999, was primarily due to increased customer acquisition costs associated with the 85.5% quarter over quarter growth in gross consolidated subscriber additions, as well as increased cost of handsets sold, partially offset by declining roaming expenses. The improvement in EBITDA, excluding other income, margins for the first nine months of 2000, compared to the first nine months of 1999, was driven primarily by revenue growth and expense leveraging, primarily off-network roaming expenses, partially offset by increased customer acquisition and customer care costs associated with growth in the subscriber base.

EBITDA, excluding other income, margins for our mobility business were 18.7% and 20.1% for the third quarter and first nine months of 2000, respectively, compared with 20.5% and 17.7% for the third quarter and first nine months of 1999, respectively.

FINANCIAL CONDITION

Total assets were $33,045 million as of September 30, 2000, an increase of $9,533 million, or 40.5%, compared with December 31, 1999. The increase was due primarily to increases in goodwill, licensing costs, property, plant and equipment, and other assets associated with the acquisitions of the Bay Area Properties, Wireless One, and the San Diego property, the initial public offering proceeds attributed to the AT&T Wireless Group from AT&T in the form of an intercompany note receivable, and increased property, plant and equipment as a result of significant capital spending in the first nine months of 2000. Additionally, non-consolidated investments increased as a result of the investment in American Cellular during 2000, partially offset by the acquisition of the remaining 50% interest in CMT Partners, which is now consolidated.

Total liabilities were $8,542 million as of September 30, 2000, a decrease of $953 million, or 10.0%, compared with December 31, 1999. The decrease was primarily due to the decrease in long term debt due to AT&T resulting from the recapitalization of the AT&T Wireless Group subsequent to the initial public offering, partially offset by increases in deferred income taxes, other long-term liabilities, and other current liabilities. Deferred incomes taxes increased due to the deferred tax provision recognized for the nine months ended September 30, 2000. Other long-term liabilities increased due to proceeds received in consideration for a long-term leasing arrangement, and other current liabilities increased due to increased business taxes and operating accruals.

Total preferred stock held by AT&T increased to $3.0 billion at September 30, 2000, from $1.0 billion at December 31, 1999, due to the recapitalization of $2.0 billion of intercompany debt into preferred stock subsequent to the initial public offering. Dividends payable on the preferred stock were paid at 9% per annum.

Total equity was $24,502 million as of September 30, 2000, an increase of $10,505 million, or 75.1%, compared with December 31, 1999. The increase was primarily due to increased combined equity associated with the attribution of initial public offering proceeds to the AT&T Wireless Group, as well as net transfers from AT&T prior to the initial public offering to fund capital expansion and acquisitions, and the additional $2.0 billion of preferred stock issued to AT&T.

RECENT ACCOUNTING PRONOUNCEMENTS

In December  1999, the  Securities  and Exchange  Commission  (SEC) issued Staff
Accounting   Bulletin   (SAB)  No.  101,   "Revenue   Recognition  in  Financial
Statements". SAB No. 101 provides guidance on revenue recognition, including service activation fees, and certain related costs, which requires adoption by the end of fiscal year 2000. Management does not expect the adoption of SAB No. 101 to have a material impact on the AT&T Wireless Group's results of operations, financial position or cash flows.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". Among other provisions, it requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains and losses resulting from changes in the fair values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The effective date of this standard was delayed via the issuance of SFAS No. 137. The effective date for SFAS No. 133 is now for fiscal years beginning after June 15, 2000, though earlier adoption is encouraged and retroactive application is prohibited. For the AT&T Wireless Group, this means that the standard must be adopted no later than January 1, 2001. Based on the types of contracts we currently have, management does not expect the adoption of this standard will have a material impact on the AT&T Wireless Group's results of operations, financial position or cash flows.

In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" as an amendment to SFAS No. 133. This statement provides clarification with regard to certain implementation issues under SFAS No. 133 on specific types of hedges. Based on the types of contracts we currently have, management does not expect this statement to have a material impact on the AT&T Wireless Group's results of operations, financial position or cash flows.

SUBSEQUENT EVENTS

On November 13, 2000, TeleCorp PCS, Inc. (Telecorp) completed its merger agreement with Tritel, Inc., as part of a stock transaction. Pursuant to the terms of the agreement, each company merged with a separate newly formed subsidiary of a new holding company named TeleCorp PCS, Inc., upon consummation of the transaction. Prior to the merger, the AT&T Wireless Group held equity interests in each of TeleCorp and Tritel which were both affiliates of the AT&T Wireless Group. In connection with the merger, the AT&T Wireless Group contributed to TeleCorp PCS, Inc., rights to acquire additional wireless licenses in Wisconsin and Iowa, paid approximately $20 million in cash and extended the term of its brand license agreement through July 2005, in exchange for approximately 9.3 million common shares in the newly combined company. This transaction will bring the AT&T Wireless Group's equity stake in the combined company to approximately 23%, assuming the conversion of all currently convertible preferred stock to common stock. In a separate transaction with TeleCorp, the AT&T Wireless Group completed an exchange of certain wireless licenses and rights to acquire licenses in the Wisconsin and Iowa markets, as well as made a cash payment of approximately $80 million. In return, the AT&T Wireless Group received TeleCorp's PCS licenses and wireless systems in several New England markets. The AT&T Wireless Group anticipates it will recognize a significant gain on the transactions.

On October 25, 2000, AT&T announced its intention to dispose of its remaining interest in the AT&T Wireless Group tracking stock, which has been approved by AT&T's Board of Directors. AT&T intends to offer AT&T common shareowners the opportunity to exchange AT&T common stock for AT&T Wireless Group tracking stock. AT&T plans to distribute its remaining interest in the AT&T Wireless group tracking stock to AT&T common shareowners in 2001. Upon completion of the exchange offer and distribution, AT&T intends to convert the AT&T Wireless Group tracking stock into an asset-based AT&T Wireless common stock and distribute to its shareowners.

On October 2, 2000, the AT&T Wireless Group completed its acquisition of several equity interests in international ventures acquired by AT&T as a result of its acquisition of MediaOne in June 2000. The AT&T Wireless Group acquired these interests from AT&T for approximately $1 billion in cash, which was determined based upon a third party valuation. Additionally, the AT&T Wireless Group assumed deferred tax liabilities totaling approximately $220 million which were transferred from AT&T.

On October 2, 2000, the AT&T Wireless Group completed its acquisition of a wireless system in Indianapolis for approximately $530 million in cash. The transaction was recorded under the purchase method of accounting.